SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32616

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 28, 2017

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2017. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on May 23, 2017, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Attorney-Adviser, at (202) 551-7345 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Tax Exempt Municipal Trust [File No. 811-02551][1]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On September 3, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Date: The application was filed on February 22, 2017.

Applicant's Address: 18925 Base Camp Road, Suite 203, Monument, Colorado 80132.

Tortoise MLP Growth Fund, Inc. [File No. 811-22776][1]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on February 27, 2017.

Applicant's Address: 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

Brookfield Mortgage Opportunity Income Fund Inc. [File No. 811-22773][1]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $778,720 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

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[1] Applicant was previously issued a release number in the notice of applications for deregistration for March 2017 (Investment Company Act Release No. 32587). A new release number has been issued to correct an error in connection with the March 2017 notice.

Brookfield High Income Fund Inc. [File No. 811-08795][1]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $386,068 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

Brookfield Total Return Fund Inc. [File No. 811-05820][1]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Brookfield Real Assets Income Fund Inc. and, on December 12, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $604,887 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on March 7, 2017.

Applicant's Address: Brookfield Place, 250 Vesey Street, 15th Floor, New York, New York 10281.

Schroder Capital Funds (Delaware) [File No. 811-01911][1]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Hartford Mutual Funds II, Inc. and, on October 21, 2016, made a final distribution to its shareholders based on net asset value. Expenses of approximately $143,531 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on February 9, 2017 and amended on March 13, 2017.

Applicant's Address: 875 Third Avenue, 22nd Floor, New York, New York 10022.

Nicholas Money Market Fund, Inc. [File No. 811-05537]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 12, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $31,431 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on March 31, 2017.

Applicant's Address: 700 N. Water St., Suite 1010, Milwaukee, Wisconsin 53202.

Guggenheim Equal Weight Enhanced Equity Income Fund [File No. 811-22584]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Guggenheim Enhanced Equity Income Fund and, on March 20, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $342,187 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on March 22, 2017 and amended on March 31, 2017.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

Guggenheim Enhanced Equity Strategy Fund [File No. 811-21455]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Guggenheim Enhanced Equity Income Fund and, on March 20, 2017, made a final distribution to its shareholders based on net asset value. Expenses of $348,511 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on March 22, 2017 and amended on March 31, 2017.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

Palmer Square Strategic Finance Fund [File No. 811-23094]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 7, 2017 and April 4, 2017.

Applicant's Address: c/o Palmer Square Capital Management LLC, 2000 Shawnee Mission Parkway, Suite 300, Mission Woods, Kansas 66205.

Touchstone Tax-Free Trust [File No. 811-03174]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Touchstone Strategic Trust and, on December 16, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $42,700 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 5, 2017.

Applicant's Address: 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.

Capstone Series Fund, Inc. [File No. 811-01436]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Steward Funds, Inc. and, on February 14, 2017, made a final distribution to its shareholders based on net asset value. Expenses of approximately $45,939 incurred in connection with the reorganization were paid by the acquiring fund.

Filing Date: The application was filed on April 11, 2017.

Applicant's Address: 3700 W Sam Houston Parkway S, Suite 250, Houston, Texas 77042.

EnTrust Multi-Strategy Fund [File No. 811-22840]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on April 18, 2017.

Applicant's Address: 375 Park Avenue, 24th Floor, New York, New York 10152.

EnTrust Multi-Strategy Master Fund [File No. 811-22841]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2017, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Date: The application was filed on April 18, 2017.

Applicant's Address: 375 Park Avenue, 24th Floor, New York, New York 10152.

Advance Capital I, Inc. [File No. 811-05127]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 22, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $ 518,433 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on March 31, 2017 and amended on April 25, 2017.

Applicant's Address: One Towne Square, Suite 444, Southfield, Michigan 48076.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Assistant Secretary